UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 14, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 14, 2005

* Print the name and title of the signing officer under his signature
------

Anooraq Resources Corporation Ste. 1020 - 800 West Pender St. Vancouver , BC V6C 2V6 Canada Tel: 604-684-6365 Fax: 604-684-8092 www.anooraqresources.com	Anglo Platinum 28 Harrison Street Johannesburg 2001 South Africa Tel: 2711 373 6462

JOINT ANNOUNCEMENT

ANOORAQ-ANGLO PLATINUM - GA-PHASHA PGM PROJECT UPDATE

December 14, 2005 - Anglo Platinum Limited ("Anglo Platinum") and Anooraq Resources Corporation ("Anooraq") ("the Parties") are pleased to announce a progress update on their Ga-Phasha Platinum Group Metal ("PGM") Project ("Ga-Phasha"), a 50:50 joint venture located on the North Eastern Limb of the Bushveld Complex, South Africa. Ga-Phasha is located directly between Anglo Platinum's Lebowa Platinum Mine on its Western boundary and the Twickenham Platinum Mine ("Twickenham") on its Eastern boundary. Anooraq acquired its interest in Ga-Phasha through its completed Reverse Takeover by Pelawan Investments (Proprietary) Limited, thereby constituting Anooraq as the first Black Economic Empowerment ("BEE") controlled corporation to obtain an offshore primary listing in North American capital markets.

The original plan for Ga-Phasha, developed in 2001 and 2002, envisaged the UG2 Reef as the principal target reef horizon with mineralization being processed through a joint concentrator situated at Twickenham. Following changed economic circumstances, Anglo Platinum and Anooraq are of the view that the value of Ga-Phasha could be further optimised by exploiting both the Merensky and UG2 Reef horizons. Anglo Platinum and Anooraq have, therefore, embarked on a programme which will lead to a bankable feasibility study ("the Programme"). The Programme, which includes extensive additional drilling of the Merensky Reef horizon, will enable the Parties to determine how to optimally mine the mineralized horizons and utilise, on a cost sharing basis, some of the regional infrastructure already established by Anglo Platinum.

The Parties intend to complete the Programme during the first quarter of 2006. A timetable for completion of the studies necessary thereafter will be determined on completion of the Programme.

In commenting on the update:-

Tumelo Motsisi, deputy CEO and MD, of Anooraq said:-
"Finalization of a definitive road map forward on the Ga-Phasha project is a significant achievement for our company. It lays a solid foundation for the project and clears the path through which we, together with Anglo Platinum, may move forward in a meaningful manner. We are confident that Anglo Platinum has embraced us as a BEE partner and look forward to future developments between our companies."

Ralph Havenstein, CEO of Anglo Platinum said:-
"We are pleased with the progress made, with our partner Anooraq, towards achieving platinum production from this excellent ore body. The feasibility study activities will determine how soon that is. Anooraq's BEE status and access to North American capital markets should entrench them as a long term industry player."

ISSUED BY: ANGLO PLATINUM AND ANOORAQ

For further information please contact

Trevor Raymond at Anglo Platinum Phumzile Langeni at Anooraq Resources
+2711 373 6462 +2711 883 0831
+2782 6548467 +2783 745 5834

ISSUED ON BEHALF OF THE BOARD OF DIRECTORS OF ANOORAQ BY

Tumelo M. Motsisi
Deputy CEO and MD

Note regarding Anooraq:

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq ("the Company") expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.